March 8, 2024

VIA EDGAR
==========
Beckie Marquigny
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Ms. Marquigny,
On December 29, 2023, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the North Shore Equity Rotation ETF (the “Fund”). On February 14, 2024, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
General:
Comment 1: Confirm all things incorporated by reference have been incorporated in a manner consistent with the taxonomy rules.
Response. The Registrant so confirms.
Prospectus:
Summary
Comment 2. Please provide a completed fee table and expense example for the Fund prior to effectiveness.
Response. The Registrant has provided the information below:
Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). The fees are expressed as a percentage of the Fund’s average net assets. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. These costs are not included in the expense example below.

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Annual Fund Operating Expenses (ongoing expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Other Expenses[1]	0.72%
Acquired Fund Fees and Expenses[1]	0.04%
Total Annual Fund Operating Expenses	1.51%
Fee Waiver and/or Expense Limitation[2]	0.57%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.94%
1. Estimated for the current fiscal year.
2. Split Rock Private Trading & Wealth Management, LLC (the “Advisor”) has entered into an expense limitation agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Advisor)) to not more than 0.90% of the average daily net assets of the Fund through March 31, 2025, and may be terminated by the Board of Trustees at any time. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees had been waived or reimbursed), if such recoupment can be achieved within the lesser of the foregoing expense limit or those in place at the time of recapture.
Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. The Example includes the Fund’s contractual expense limitation through March 31, 2025. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$96	$421

Comment 3. In the introductory paragraph to the fee table, please revise the third sentence to more exactly match the language in Item 3 to Form N-1A.
Response. The Registrant has revised the disclosure as requested.
Comment 4. Footnote 1 to the fee table indicates that expenses are estimated for the current fiscal year. Please supplementally explain how the fees were estimated for the year and how the Registrant determined they were appropriate estimates.
Response. The Registrant calculated expenses based on estimated asset level provide by the adviser and contractual fees of the Fund, which is appropriate as that is how actual expenses will be calculated once the Fund is operating.
Comment 5. In the expense example, please confirm that the expense limitation agreement will be in place for at least one year from the date of the prospectus and that the expense limit was included in the calculation of the expense example for that period.
Response. The Registrant so confirms.
Comment 6. In “Portfolio Turnover”, please add a statement that portfolio turnover will be included in the future.
Response. The Registrant has revised the disclosure as requested.

Comment 7. In “Principal Investment Strategies”, it notes in the 80% test that the Fund may invest in equity securities indirectly through ETFs. Please clarify how the Fund will count ETFs for purposes of its 80% test.
Response. The Registrant will look through to an ETF’s underlying holdings to determine the Fund’s compliance with its 80% test.
Comment 8. In “Principal Investment Strategies”, in the second paragraph, it states that the Fund’s goal is to outperform the S&P 500, but that is not included in the Fund’s investment objective in the summary. The investment objective stated in Item 9 is also different than the one stated in the summary. Please reconcile the disclosure.
Response. The Registrant has revised the investment objective in the summary to reconcile the disclosure.
Comment 9. In “Principal Investment Strategies”, it notes that the Fund invests in both domestic and foreign equity securities. Given that the Fund’s investment thesis centers on the Adviser’s view of US market cycle stages, please explain how the foreign securities in which the Fund invests respond to these US market cycles.
Response. The Registrant has added the disclosure requested.
Comment 10. In “Principal Investment Strategies”, it states that the Fund will overweight and/or underweight sectors based on the Advisor’s research regarding the equity market’s current and pending economic cycles. Please add disclosure about how the weighting of sectors in the S&P 500 impacts the Fund’s sector weightings. If the S&P’s weightings do not impact the Fund’s weightings, revise the disclosure to clarify that fact.
Response. The Registrant has revised the disclosure as requested.
Comment 11.  In “Principal Investment Strategies”, in the second paragraph, please clarify the difference between “economic indicators” and “leading economic indicators”.
Response. The Registrant has revised the disclosure to state “current economic indicators” and “leading economic indicators.” Current indictors indicate what is state of the economy is currently, and leading indicators indicate what the state of the economy is going to be in the near future. As these are plain English definitions, the Registrant has just added “current” to the first use of economic indicators.
Comment 12. In “Principal Investment Strategies”, it describes how the Adviser selects securities based on which of four stages within the business cycle the Adviser believes the economy is in. Please explain whether the Adviser follows a different protocol for atypical market cycles like if there was a short term recovery that goes back to recession or a slow down that doesn’t lead to recession etc.
Response. The Adviser has confirmed to the Registrant that the Fund allocates its assets based on current and predicted future market conditions, so it does not follow a different protocol for atypical market cycles.
Comment 13. In “Principal Investment Strategies”, in the description of the recovery stage, it notes observing increased business activity and economic growth, which is defined as GDP growth, rising employment, increasing consumer spending, and improving business confidence. Given these factors can fluctuate monthly, what differentiates the recession stage fluctuation from the initiation of the recovery stage? Is there a successive quarters requirement or other metric to signals the recovery stage? If the determination is more fluid, then clarify that in the disclosure and explain how the Adviser moves from one type of security to another as the business cycle moves through stages and phases.
Response. The Registrant has revised the disclosure as requested.

Comment 14. Please provide supplementally the types of commodities in which the Fund may invest through the ETFs and ETNs.

Response. The Adviser has confirmed to the Registrant that the Adviser expects the Fund to invest in what it considers to be hard commodities (metals like gold and silver; energy like crude oil and natural gas; industrial mineral like diamonds and limestone) and soft commodities (grains like wheat and corn; livestock and meat like cattle and hogs; tropical like coffee and cocoa; and fiber crops like cotton and wool).

Comment 15. In “Principal Investment Strategies”, please revise the second to last paragraph to explain how the Adviser determines that more demand will come online for any given sector.

Response. The Registrant has revised the disclosure as requested.

Comment 16. In “Principal Investment Strategies”, in the last paragraph, please describe how securities lending works in more plain English.

Response. The Registrant has revised the disclosure as requested.

Comment 17. With respect to “Principal Investment Risks – Foreign Securities Investment Risk,” please confirm supplementally that you have reviewed the guidance from SEC on 1/19/24 (sec.gov/news/statement/im-staff-statement-foreign-currency-holdings-011924) regarding the appropriate level of detail for an ETF with foreign holdings to include in its daily portfolio disclosures to comply with Rule 6c-11.

Response. The Registrant so confirms.

Comment 18. In “Principal Investment Risks – Foreign Securities Investment Risk,” it mentions privatization risk with respect to “several foreign countries” in which the Fund invests. Please clarify which countries these are and whether these investments will be material.

Response. The Registrant has revised the disclosure to remove the sub-risk as it is not a principal risk of the Fund.

Comment 19. Please confirm supplementally that the fund’s options strategy is principal to achieving the Fund’s objective of long term capital appreciation.

Response. The Adviser has confirmed to the Registrant that options are a principal strategy of the Fund.

Comment 20. In “Principal Investment Risks – ETF Structure Risk,” in the last bullet of the sub-risk on market price variance risk, please clarify that the adverse effect on liquidity for an ETF’s shares may widen the bid ask spread and further exacerbate the difference between the market price and NAV.

Response. The Registrant has revised the disclosure as requested.

Comment 21. In “Principal Investment Risks – Management Risk,” please directly discuss the role of human error by the portfolio managers such as poor or incorrect decisions.

Response. The Registrant has revised the disclosure as requested.

Additional information about the Fund’s Investment Objective, Principal Investment Strategies, and Risks

Comment 22. In “Principal Investment Strategies”, in the first paragraph after the business cycle stages list, please provide more detail on how the Adviser decides which type of equity to use and the selection process for commodity ETFs and ETNs.

Response. The Registrant believes item 9 already includes sufficient detail about the selection process for each of the securities discussed.

Comment 23. In “Principal Investment Strategies”, in the first paragraph after the business cycle stages list, please provide more clarity about the Adviser’s options selection process.

Response. The Registrant has revised the disclosure as requested.

SAI:

Comment 24. In “Creation and Redemption of Creation Units – Acceptance of Order for Creation Units”, in the first sentence of the third paragraph, please revise the disclosure to delete “absolute” and romanettes (iv) and (vi).

Response. The Registrant has revised the disclosure as requested.

* * *

If you have any questions or comments, please contact the undersigned at 678.553.2432.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle